Gemalto confirms its intention not to raise its bid for Wavecom
Meudon, 3 December 2008 - Gemalto (Euronext NL0000400653 — GTO), the world leader in digital security, confirms that it will not raise its bid for Wavecom. Gemalto will inform the French Financial Markets Authority (AMF) of its intention to terminate its public tender, in accordance with the timetable of article 232-11 of the AMF General Regulations.
Olivier Piou, Gemalto’s Chief Executive Officer, remarked: “As part of its mid to long-term strategy Gemalto has several options to grow in the M2M market and in others. We do not intend to bid at a price that would not be in the best interests of Gemalto and its shareholders. I wish the best to Wavecom and all its employees.”
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Gemalto SA’s offer is the subject of an Offer Document (“Note d’Information”) on which the AMF affixed its visa n° 08-225 on 24 October 2008, in accordance with its conformity decision of 24 October 2008. Gemalto’s Offer Document, as approved by the AMF and the additional press release dated 4 November 2008, as well as information concerning the legal, financial and accounting characteristics of Gemalto S.A. and Gemalto are available on the Gemalto website (www.gemalto.com) and the AMF website (www.amf-france.org) and can be obtained free of charge from:

Gemalto S.A. 6, rue de la Verrerie 92190 Meudon	HSBC France 103, avenue des Champs-Elysées 75419 Paris Cedex 08
The circulation, publication or distribution of this press release may be subject to legal or regulatory restrictions in certain countries. This press release is not intended, directly or indirectly, for persons subject to such restrictions. Receipt of this press release does not constitute an offer in a jurisdiction where a tender offer or an offer for securities would be illegal.

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any securities of Wavecom S.A. The terms and conditions of the U.S. Offer are set forth in the U.S. Offer to Purchase dated October 28, 2008 and the related materials, as amended, that Gemalto filed with the U.S. Securities and Exchange Commission (the “Commission”) on Schedule TO. The terms and conditions of the International Offer are set forth in the Note d’Information, as amended, that Gemalto filed with the French Autorité des marchés financiers (the “AMF”), and on which the AMF affixed its visa n° 08-225 on October 24, 2008, in accordance with its conformity decision of October 24, 2008. Wavecom securityholders and other investors are urged to read carefully such offer materials (as updated and amended) prior to making any decisions with respect to the Offers because these documents contain important information, including the terms and conditions of the Offers. Wavecom security holders and other investors can obtain copies of these tender offer materials and any other documents filed with the Commission from the Commission’s website (www.sec.gov) and with the AMF from the AMF’s website (www.amf-france.org), in each case without charge. Such materials filed by Gemalto will also be available for free at Gemalto’s website (www.gemalto.com).
Questions and requests for assistance regarding the U.S. offer may be directed to the Information Agent, Georgeson Inc. (the “Information Agent”) (199 Water Street, 26th Floor New York, NY 10038-3650; U.S. Toll Free Number for holders of Wavecom securities in the United States: (800) 257-5271; U.S. Number for banks and brokers: (212) 440-9800). Requests for additional copies of the U.S. offer documents and other materials may be directed to the Information Agent and will be furnished promptly at Gemalto’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the U.S. Offer.
Questions and requests for assistance outside the U.S. may be directed towards Georgeson on the following toll-free number (from France): 00 800 2667 8826.
The publication or distribution of this press release may be subject to statutory or regulatory restrictions in certain countries. The press release is not addressed to individuals subject to such restrictions, either directly or indirectly. Receipt of this press release does not constitute an offer in countries where a tender offer or an offer of securities would be illegal.

Investor Relations	Emlyn Korengold
Vincent Biraud	TBWA Corporate
M. : +33(0) 6 08 48 33 23	T. : +33 (0) 6 08 21 93 74
vincent.biraud@gemalto.com	emlyn.korengold@tbwa-corporate.com

Corporate Communication
Rémi Calvet
M. : +33(0) 6 22 72 81 58
remi.calvet@gemalto.com

About Gemalto
Gemalto (Euronext NL 0000400653 GTO) is the leader in digital security with 2007 annual revenues of over €1.6 billion, more than 85 offices in 40 countries and about 10,000 employees including 1,300 R&D engineers. In a world where the digital revolution is increasingly transforming our lives, Gemalto’s solutions are designed to make personal digital interactions more convenient, secure and enjoyable
Gemalto provides end-to-end digital security solutions, from the development of software applications through design and production of secure personal devices such as smart cards, subscribers’ identification modules (SIM’s), e-passports and tokens to the deployment of managed services for its customers. More than a billion people worldwide use the company’s products and services for telecommunications, financial services, e-government, identity management, multimedia content, digital rights management, IT security, mass transit and many other applications.
As the use of Gemalto’s software and secure devices increases with the number of people interacting in the digital and wireless world, the company is poised to thrive over the coming years.
For more information, please visit www.gemalto.com.